

ES
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..ington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: European American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Regent Street
(No. and Street)

London	England	SW1Y 4NS
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcolm Jennings — 011-44-207-468-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	New York	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Olivier DeBarge ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of European American Securities, Inc., as of June 30, 2005, are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

London, England, 3rd August 2005.

Signature

DIRECTOR

Title

Notary Public

ANDREW NICHOLAS ROBINSON
Scrivener Notary of London, England
My Commission expires with life



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EUROPEAN
AMERICAN
SECURITIES

European American Securities Inc.,
1 Regent Street, London SW1Y 4NS
(44) 20 7468 7600


SEC MAIL
PROCESSING
RECEIVED
AUG 29 2005
WASH. D.C.

* *

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2005

* *

EUROPEAN AMERICAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash	$ 398,669
Deposit with clearing organization	100,000
Receivable from brokers and dealers	123,746
Advisory fee receivables	106,499
Securities owned at market value	181,286
Prepaid expenses and other deposits	37,789
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $58,410)	136,502
Other assets	108,457
	$ 1,192,948

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 416,090
Commitment	
Stockholder's Equity:	
Preferred stock, 6% nonconvertible cumulative, nonvoting, $1 par value; 461,040 shares authorized, issued and outstanding	461,040
Common stock, $1 par value; 1,000,000 shares authorized, 470,714 shares issued and outstanding	470,714
Additional paid-in capital	33,829
Deficit	(188,725)
	776,858
	$ 1,192,948

The accompanying notes are an integral part of this financial statement.

EUROPEAN AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

European American Securities, Inc. (the "Company"), a British Virgin Islands corporation ("BVIC"), is a wholly owned subsidiary of European American Perinvest Group, Ltd. (EAPG). The Company is a registered broker-dealer subject to regulation by the United States Securities and Exchange Commission and the United Kingdom Securities and Futures Authority, Ltd. in London. The Company is also a member of the NASD. The Company maintains its operations from its office in London, England.

The Company operates under a clearance agreement with a clearing broker located in the United States, whereby such broker assumes and maintains the Company's customer accounts. The Company's customers are primarily located in Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation:

The financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S.) and are also stated in U.S. dollars. The Company engages in a single line of business as a securities broker-dealer which comprises several classes of services, including agency transactions, corporate finance and investment advisory.

Revenue Recognition:

Securities transactions and related commission revenue and expenses are generally recorded on a trade date basis.

Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets ranging from 2 – 5 years. Leasehold improvements are amortized over the lesser of the estimated useful life or the term of the lease.

Translation of Foreign Currency:

Assets and liabilities denominated in foreign currencies are translated at rates prevailing at the balance sheet date. Revenues and expenses are translated at rates prevailing at the time the transaction is effectuated.

Receivables From Brokers and Dealers, Investment Advisory and other receivables.

Receivables are recorded at original invoice amount, less an estimated allowance for uncollectible accounts. Credit is generally extended on a short-term basis; thus receivables do not bear interest, although a finance charge may be applied to receivables that are past due. These receivables are periodically evaluated for collectibility based on past credit history with customers and their current financial condition. Changes in the estimated collectibility of the receivables are recorded in the results of operations for the period in which the estimate is revised. Receivables that are deemed uncollectible are offset against the allowance for uncollectible accounts. The Company generally does not require collateral for receivables.

Securities Owned:

Marketable securities are valued using quoted market prices. The resulting unrealized gains and losses are reflected in trading income.

Corporate Finance and Investment Advisory Fees:

Corporate finance fees are recognized upon the closing the transaction and the Company is reasonably certain the amount of fee income to be earned. Advisory fees are generally received monthly but are recognized as earned on a pro-rata basis over the term of the contract.

Cash Equivalents:

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

Since the Company is a BVIC and maintains its office in the United Kingdom ("U.K."), they are not subject to United States taxes, but rather taxed in the U.K.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

3. DEPOSIT WITH CLEARING ORGANIZATION:

Under the terms of the Company's agreement with its clearing broker, the Company is required to maintain a minimum deposit of $100,000 in cash.

4. SECURITIES OWNED:

Securities owned consist of investment securities, at fair values, as follows:

Marketable:	
Equity securities	$181,286

5. INCOME TAXES:

The provision for U.K. income taxes give effect for permanent differences primarily pertaining to non-taxable trading income/losses originating outside the U.K., and certain non-deductible expenses.

At June 30, 2005, the Company has a net operating loss available of approximately $427,000 which will be used to carryforward indefinitely to future years. This loss results in a deferred tax asset of approximately $100,000. The Company has taken a 100% valuation allowance against this deferred tax asset as it cannot guarantee that this benefit will be currently realized.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker and dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2005, the Company had net capital, as defined, of $340,676 which exceeded the required minimum net capital of $27,739 by $312,937. Aggregate indebtedness at June 30, 2005 totaled $416,090. The ratio of aggregate indebtedness to net capital was 1.22 to 1.

7. OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker are unable to fulfill their obligations.

The Company maintains balances in a foreign currency (British pound sterling). This subjects the Company to risk in the event of a sudden exchange rate fluctuation. The Company has determined that the risk associated with an exchange rate change is diminished due to the short-term nature of its assets and liabilities.

8. EMPLOYEES' RETIREMENT PLAN:

The Company has elected to fulfill its pension requirements by providing employees with access to Personal Pension Plans. These Plans cover all employees (part or full-time) who have worked for the Company for three consecutive months. The Company is required to make a minimum contribution of 3% of the employees base salary provided that the employee contributes to the plan.

All contributions (employer and employee) are deposited into individual accounts, which are maintained by an independent trustee. Participants shall, at all times, be fully vested in these accounts.

9. COMMITMENTS:

Office Lease:

The Company is obligated under noncancellable leases expiring at various times through April 2012 for its office premises. The leases provide for payment of specific amounts subject to certain escalations.

Future minimum annual lease payments under the noncancellable leases as of June 30, 2005 are as follows:

Year Ending June 30,		
2006	$	227,000
2007		227,000
2008		227,000
2009		227,000
2010		227,000
Thereafter		407,000
	$	1,542,000

10. RELATED PARTY TRANSACTIONS:

An entity, related through common ownership, reimbursed the Company for utilizing selected services of the Company. In addition, the Company has paid out fees to entities partially owned and/or controlled by stockholders of EAPG for customer introductions.

11. SUBSEQUENT EVENT:

On July 15, 2005, the Company, acting as agent, purchased securities with an approximate value of $4,055,00 on behalf of a customer. The transaction, executed through its clearing broker, settled on July 20, 2005. However, coinciding with the settling of the securities was the customer's inability to pay for this purchase, which now obligates the Company to pay the clearing broker for this transaction.

In addition, the clearing broker, pursuant to its clearing agreement with the Company, has demanded payment from the Company for this purchase. The Company in turn has demanded that the customer and/or third party "guarantor" satisfy the obligation.

The resulting transaction has caused the Company to fail to comply with SEC Rule 15c3-1 ("Net Capital Rule"). The Company has since notified the SEC and NASD that they are out of compliance with the Net Capital Rule whereupon the NASD has issued a cease and desist order (the "Order") barring the Company from conducting a securities business other than to liquidate open securities transactions.

The Company is attempting to cause the customer to pay its obligation. If they cannot meet their obligation, then the Company will commence legal proceedings against its customer.

****

The Company's Statement of Financial Condition as of June 30, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
European American Securities, Inc.

We have audited the accompanying statement of financial condition of European American Securities, Inc. as of June 30, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of European American Securities, Inc. as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statement, the Company's customer failed to pay for securities it purchased and the clearing broker has demanded payment from the Company. In addition, the NASD has issued a cease and desist order barring the Company from conducting a securities business other than to liquidate open securities transactions. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 11. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.



CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
August 19, 2005